02052838

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the 22nd of August 2002

Transcom WorldWide S.A.
(Translation of registrant's name into English)

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __ No. X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item
Transcom WorldWide announces the appointment of a new Chairman.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 22 , 2002

Transcom WorldWide S.A.

By: /s/
Name :
Title :

Stephen DOWNING
FINANCIAL DIRECTOR
TRANSCOM WORLDWIDE

TRANSCOM

The Right ANSwer for COMmunication

FOR IMMEDIATE RELEASE 21 August 2002

APPOINTMENT OF CHAIRMAN OF TRANSCOM WORLDWIDE

Transcom WorldWide S.A., the European call center specialist, today announced that Vigo Carlund has been appointed as Chairman of the Company further to the appointment of Keith Russell as President and Chief Executive Officer.

Keith Russell took up his role on Monday 19th August as previously indicated on 16th May 2002. Vigo Carlund will continue in his full time role as President and Chief Executive Officer of Industriförvaltnings AB Kinnevik, Transcom's former parent company.

For further information please contact:
Vigo Carlund, Chairman +46 8 562 000 00
Matthew Hooper, Investor & Press enquiries +44 20 7321 5010

Transcom WorldWide is a rapidly expanding Customer Relationship Management (CRM) solution provider, with 29 call center operations employing more than 7,200 people in 16 countries – Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia and Lithuania.

The company provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country-specific or international basis in up to 38 languages.

Transcom WorldWide S.A. 'A' and 'B' shares are listed on the NASDAQ National Market under the symbols TRCMA and TRCMB and on the Stockholmsbörsen O-List under the symbols TWWA and TWWB.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com